				Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	1999	2000	2001	2002	2003

Fixed charges, as defined:
Total Interest Charges	$97,023	$101,600	$109,523	$103,210	$91,221
Interest applicable to rentals	17,289	16,449	14,563	12,762	15,425

Total fixed charges, as defined	114,312	118,049	124,086	115,972	106,646

Preferred dividends, as defined (a)	17,836	13,479	12,348	11,869	14,274

Combined fixed charges and preferred dividends, as defined	$132,148	$131,528	$136,434	$127,841	$120,920

Earnings as defined:

Net Income	$69,313	$137,047	$178,185	$135,643	$126,009
Add:
Provision for income taxes:
Total	54,012	100,512	105,933	71,404	105,296
Fixed charges as above	114,312	118,049	124,086	115,972	106,646

Total earnings, as defined	$237,637	$355,608	$408,204	$323,019	$337,951

Ratio of earnings to fixed charges, as defined	2.08	3.01	3.29	2.79	3.17

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.80	2.70	2.99	2.53	2.79

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.